Exhibit 99.1

Freightos appoints Michael Netter as CRO to Drive Global Go-to-Market Strategy

Digital Logistics Expert Brings Proven Logistics Tech Experience to Drive Expansion Across the Freight Ecosystem

(Barcelona, SPAIN – November 10, 2025) – Freightos Limited (NASDAQ: CRGO), the leading digital freight booking and payment platform for the international freight industry, today announced the appointment of Michael Netter as Chief Revenue Officer (CRO). Netter will lead global revenue strategy, sales excellence and commercial execution.

Netter brings deep experience in B2B SaaS, digital logistics, IoT solutions and Go-To-Market leadership. This includes his most recent role as Vice President of Sales EMEA at Proemion, an IoT and Industry 4.0 software company. Prior to that, Netter served as VP of Intermodal Sales at project44, and Chief Revenue Officer at Synfioo where he managed the integration and expansion of its multimodal visibility solutions.

"Michael's expertise in scaling digital logistics solutions across logistics service providers and BCOs makes him an ideal leader to drive the execution of Freightos’ growth plans," said Zvi Schreiber, CEO of Freightos. "He has a proven track record of building relationships with freight forwarders, carriers and shippers, aligning perfectly with our mission to digitize international shipping and connect the global freight ecosystem. As we expand our platform's capabilities across air and ocean freight, Michael's leadership will be instrumental in driving adoption and creating value for our customers.”

"Connecting carriers, forwarders, and shippers on a single digital and multimodal platform is truly transformative for the industry, and I look forward to executing this vision," said Michael Netter. "I'm thrilled to join this exceptional team and help scale the company's impact across the freight ecosystem and around the globe. ”

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About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Media Contact

Tali Aronsky
PR Lead, Freightos
tali.aronsky@freightos.com
+972-55-666-4371

Investor Contact

Anat Earon-Heilborn
ir@freightos.com